Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

KENNETH E. YOUNG kenneth.young@dechert.com +1 215 994 2988 Direct +1 215 655 2988 Fax

September 28, 2016

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

ATTN: Alison White and Kathy Churko

Re:	Corporate Capital Trust II (File No. 333-199018)

Dear Ms. White and Ms. Churko:

On behalf of Corporate Capital Trust II (the “Company”), today we filed Post-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-199018) and the prospectus included therein (the “Registration Statement”). The Registration Statement relates to the offering of up to 275,000,000 shares of beneficial interest of the Company’s common stock.

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2988.

Sincerely,

/s/ Kenneth E. Young
Kenneth E. Young

cc:	Kirk A. Montgomery Steven D. Shackelford William J. Bielefeld